Ancora Issues Open Letter to Middlefield Banc Corp. Shareholders

Highlights the Board's Poor Succession Planning, Abysmal Corporate Governance and Track Record of Presiding Over Financial Underperformance
Urges the Board to Initiate a Credible Sale Process and Promptly Engage with Potential Suitors

April 18, 2022 08:00 AM Eastern Daylight Time

CLEVELAND--(BUSINESS WIRE)--Ancora Holdings Group, LLC (together with its affiliates, “Ancora” or “we”), the largest shareholder of Middlefield Banc Corp. (NASDAQ: MBCN) (“MBCN,” the "Bank" or the “Company”), today issued the following open letter to shareholders regarding the Company's 2022 Annual Meeting of Shareholders.

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April 18, 2022
Fellow Shareholders,
Ancora Holdings Group, LLC (together with its affiliates, “Ancora” or “we”) is the largest stockholder of Middlefield Banc Corp. (NASDAQ: MBCN) (“MBCN,” the “Bank” or the “Company”), beneficially owning approximately 7.8% of the Company’s outstanding common stock. Ancora is a long-term shareholder of the Company due to our belief that MBCN has traded, and continues to trade, at a persistent discount relative to the Company’s intrinsic value. During our five-plus-year holding period, we have consistently communicated to the Company, along with shareholders, our belief that running a legitimate sale process to sell the Bank represents the best risk-adjusted outcome for all stakeholders. In our view, the Board, in response, has been consistent in its resolve to remain entrenched and do little to improve shareholder value.
We estimate MBCN could be worth $36-$38 per share if the Company were sold based on precedent transaction comps using a range of 1.65x - 1.75x TBV multiple.1 These transaction comps include companies that were previously a part of MBCN's compensation peer group that were acquired at attractive valuations representing a significant premium to MBCN’s current share price. We find it difficult to believe that the Company’s execution of its current strategic plan can achieve that type of return for shareholders (over a reasonable holding period), especially given the heightened risk of economic turmoil. In addition to potential looming economic risks, the Board has continued to make questionable decisions such as botched “succession planning” (which entailed replacing the longtime CEO with an even older executive), was unable to complete merger of equal (“MOE”) opportunities with multiple northeast Ohio banks that would have provided younger, talented management teams that could have helped execute an attractive long-term growth strategy and engaged in business activities, such as the Company's marijuana servicing operations, that provide low moat protection and are material enough to hurt when taken away by bigger, better capitalized banks.
In light of the Company’s response to our shareholder proposal in the 2022 proxy statement, we felt compelled to clarify several statements made by the Company.

Ancora Is a Long-Term Shareholder of MBCN

In the Company’s response to our shareholder proposal, MBCN stated, “the board of directors believes the proposal is only for the near-term benefit of the shareholder and is not in the best long-term interest of all of the Company’s shareholders.” We believe this comment typifies the narrow mindedness of incumbent Board members. Ancora has been a shareholder of MBCN for more than five years, while also currently being the Company’s largest shareholder. Our ownership position is significantly larger than the entire Board’s combined level of ownership, despite a majority of the current Board members having director tenures of at least 14 years. We question why numerous long-term directors have such low levels of ownership and have failed to make meaningful open market purchases of MBCN stock if the standalone prospects of the Company are so compelling? Below you will find a table illustrating the current directors' tenure along with the dates of their most recent open market purchases.

LLC (together with its affiliates, “Ancora” or “we”) is the largest stockholder of Middlefield Banc Corp. (NASDAQ: MBCN) (“MBCN,” the “Bank” or the “Company”), beneficially owning approximately 7.8% of the Company’s outstanding common stock. Ancora is a long-term shareholder of the Company due to our belief that MBCN has traded, and continues to trade, at a persistent discount relative to the Company’s intrinsic value. During our five-plus-year holding period, we have consistently communicated to the Company, along with shareholders, our belief that running a legitimate sale process to sell the Bank represents the best risk-adjusted outcome for all stakeholders. In our view, the Board, in response, has been consistent in its resolve to remain entrenched and do little to improve shareholder value.
We estimate MBCN could be worth $36-$38 per share if the Company were sold based on precedent transaction comps using a range of 1.65x - 1.75x TBV multiple.1 These transaction comps include companies that were previously a part of MBCN's compensation peer group that were acquired at attractive valuations representing a significant premium to MBCN’s current share price. We find it difficult to believe that the Company’s execution of its current strategic plan can achieve that type of return for shareholders (over a reasonable holding period), especially given the heightened risk of economic turmoil. In addition to potential looming economic risks, the Board has continued to make questionable decisions such as botched “succession planning” (which entailed replacing the longtime CEO with an even older executive), was unable to complete merger of equal (“MOE”) opportunities with multiple northeast Ohio banks that would have provided younger, talented management teams that could have helped execute an attractive long-term growth strategy and engaged in business activities, such as the Company’s marijuana servicing operations, that provide low moat protection and are material enough to hurt when taken away by bigger, better capitalized banks.
In light of the Company’s response to our shareholder proposal in the 2022 proxy statement, we felt compelled to clarify several statements made by the Company.
Ancora Is a Long-Term Shareholder of MBCN
In the Company’s response to our shareholder proposal, MBCN stated, “the board of directors believes the proposal is only for the near-term benefit of the shareholder and is not in the best long-term interest of all of the Company’s shareholders.” We believe this comment typifies the narrow mindedness of incumbent Board members. Ancora has been a shareholder of MBCN for more than five years, while also currently being the Company’s largest shareholder. Our ownership position is significantly larger than the entire Board’s combined level of ownership, despite a majority of the current Board members having

1 Our transaction comps include acquired banks that were part of the Company’s previously disclosed peer group, namely banks in the peer group that were acquired over the past five years with assets between $655 million - $1.5 billion.

director tenures of at least 14 years. We question why numerous long-term directors have such low levels of ownership and have failed to make meaningful open market purchases of MBCN stock if the standalone prospects of the Company are so compelling? Below you will find a table illustrating the current directors' tenure along with the dates of their most recent open market purchases.

Board Members
Name	Title	Years on Board	Years	Shares Held	% Own	Last Purchase

Voinovich, Michael C.	Independent Director	2020-Present	2	31,200	0.5%	12/6/2021
Heslop II, James R.	President, CEO & Director	2001-Present	21	31,499	0.5%	12/3/2021
Mast, Darryl E.	Independent Director	2013-Present	9	36,882	0.6%	1/28/2021
Skidmore, William J.	Independent Chairman of the Board	2007-Present	15	20,357	0.3%	4/29/2020
Jones, Kenneth E.	Independent Director	2008-Present	14	9,748	0.2%	2/13/2014
McCaskey, James J.	Independent Vice Chairman	2004-Present	18	9,932	0.2%	9/15/2011
Turk CPA, CPA, Carolyn J.	Independent Director	2004-Present	18	30,429	0.5%	9/15/2011
Bevan, Thomas W.	Independent Director	2017-Present	5	50,957	0.9%	-
DiGeronimo, Kevin A.	Director	2021-Present	1	990	0.0%	-
Moeller, Jennifer L.	Director	2021-Present	1	-	0.0%	-

Board Total				221,994	3.8%
Source: S&P Capital IQ
We continue to be disappointed by the performance of MBCN’s stock price over our investment period. Despite claims that MBCN has fared well compared to the SPDR S&P Regional Bank ETF (ticker: KRE) over the last five years, the Company has underperformed since we filed our 13D on August 8, 2019, at which time we made our views on a sale publicly known. Since our public disclosure, MBCN has returned just 9% for shareholders compared to the KRE achieving a 27% return (3x the return of MBCN) through April 11, 2022.
MBCN highlights the financial services sector as being disproportionately impacted by the 2021 Russell rebalancing and cites this as a main reason for the Company’s stock price underperformance. Its response points out that 80 financial institutions were removed from the Russell 3000 Index in 2021 and suggests the current stock price is not a true reflection of the Bank's recent operating results. However, when evaluating banks with assets between $1 - $1.5 billion that were removed from the Russell 3000 through April 11, 2022, we find MBCN has underperformed even those peers, evidenced by MBCN’s 2.9% return compared to the 10.6% median return of its Bank counterparts.

Failed Succession Planning

We viewed the succession planning process as the perfect opportunity for the Board to pursue a dual path in MBCN’s go-forward strategy. We informed the Board on multiple occasions that running a process to test the market value of the Company, while also evaluating what the Company’s standalone prospects looked like as the Board developed its three-year strategic plan was important. In our view, our advice was not followed.
The Company highlighted that we applauded the Board for undertaking the process of evaluating the Bank’s three-year strategic plan on a regular basis in its proxy response. However, this quote was taken out of context by omitting that we indicated that the Board’s focus and responsibility is to maximize shareholder value. We urged the Board to pursue the aforementioned dual path, and once completed, pursue whichever option would produce the best risk-adjusted outcome that maximized value for all shareholders. Instead of doing this, the Company decided to pursue its recently executed succession plan to replace longtime CEO Tom Caldwell. The retirement of Mr. Caldwell came only after the Board failed to execute on multiple MOE opportunities with smaller northeast Ohio community banks that would have provided both growth and younger management to build a future around.

The Company championed this initiative as taking favorable governance actions by addressing CEO succession, which ultimately led to James Heslop being named MBCN’s new CEO. While addressing succession planning is an important aspect for boards to consider, we question the viability of pursing a succession plan that seated an older CEO than the one he replaced. How is hiring a 68-year-old executive who has been with the Bank since 1996 a credible succession plan? How are shareholders supposed to get behind a long-term growth strategy at the Company? We view the outcome of the succession plan as a complete failure, one which further reinforces our belief that the Board is entrenched and will prioritize its best interest over that of shareholders.

Peer Group Criticism

The Company indicated that the peer group we selected to compare MBCN’s performance against was not appropriate. We find this criticism disingenuous at best considering MBCN has not publicly disclosed a compensation or performance peer group in either of its last two proxy statements (or even in its current response to our proposal). We believe comparing MBCN against similar-sized Midwest banking peers is the most appropriate method to gauge how the Bank is performing given the absence of Company-defined peers. After evaluating the criticism of our peer group further, we found that the peer group which MBCN used for compensation purposes in its 2020 proxy statement included 19 banks, 16 of which had larger asset bases than MBCN, with six of those banks having asset bases twice as large as MBCN. This dynamic is quite interesting given this peer group is used in evaluating compensation for MBCN’s executives and directors. We believe the use of larger banks in this peer group is purely self-serving considering larger organizations generally have higher levels of compensation (including for their boards). Furthermore, we noticed several MBCN banking peers from the Company’s peer group have been acquired over the past four years. The average and median multiple from these transactions were 1.72x and 1.65x TBV, which would imply a $36-$38 per share valuation for MBCN if a sale were to occur. These precedent transactions from the Company’s own peer group present an outstanding example of what path the Company should be pursuing at this juncture. In MBCN's June 2019 letter to Ancora, it also identified a performance peer group of Midwest banks with assets primarily ranging from $655 million to $1.5 billion. Ironically, this “performance” peer group today would consist of 27 banks, 17 of which are OTC-listed. These OTC-listed banks are not eligible for the Russell 2000 Index, typically far less liquid and another example of information that fails to accurately present the Company’s real relative performance.

Unsustainable Earnings

MBCN is quick to highlight the strong operating results generated by the Bank during fiscal year 2021. While we acknowledge on the surface that the operating results were solid, we question the sustainability of those results for a variety of reasons. The 2021 results were anchored by prior years' benefits from PPP funding, an extremely low loan loss provision taken in 2021 and the Company’s entry into the marijuana servicing business. This confluence of events resulted in 2021 EPS of $3.01 and MBCN's highest ROTCE ever. However, we believe most of this benefit is unsustainable and note that Wall Street has taken its 2022 earnings estimates down 20% to $2.46 despite the benefit of rising interest rates this year. We estimate, based on FY 2022 earnings expectations of $2.46 per share, that the Company's ROAE and ROATCE will decline at least 200-300 basis points by year-end. The Company will also have to take a normalized loan loss provision, and should marijuana be legalized at some point, those seven-figure earnings could evaporate.

The Company’s response touted its ROTCE versus our use of ROAE. Just to be clear from a return standpoint, we believe ROAE presents a more accurate picture of true return as it actually accounts (in the denominator) for acquisitions the Company has made to generate the earnings used in the calculation. As such, MBCN generating less than $2.46 of EPS on a book value per share of $24.00+ would be below peers.
In conclusion, we firmly believe the best way to maximize shareholder value is through a sale of the bank to a larger, more liquid partner at a significant premium to today’s stock price. We are confident there are a number of buyers willing to purchase MBCN and estimate fair value to be in the $36-$38 per share range. We also know the Bank has been presented with opportunities to merge with smaller banks that have younger management teams who could help the Bank accelerate growth. However, to date, the Board has continued to dig in its heels and remain firmly entrenched instead of running a process to evaluate strategic alternatives. We are not writing to shareholders to provide instructions on how to vote for the shareholder proposal we sponsored but rather to inform shareholders why we submitted the proposal and outline the need to create a sense of urgency to maximize value at MBCN. Even if the proposal receives a majority of the votes in the end, the resolution is non-binding. That being said, should the Board choose to ignore the outcome and there is significant support, we will consider all options available to us to help increase shareholder value, including a proxy contest.

Sincerely,
/s/ Frederick D. DiSanto                                                                                                     /s/ James Chadwick

Fredrick D. DiSanto                                                                                                           James Chadwick
Chief Executive Officer and Executive Chairman                                                                 President
Ancora Holdings Group, LLC                                                                                             Ancora Alternatives LLC
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About Ancora

Founded in 2003, Ancora Holdings Group, LLC offers integrated investment advisory, wealth management and retirement plan services to individuals and institutions across the United States. The firm's comprehensive service offering is complemented by a dedicated team that has the breadth of expertise and operational structure of a global institution, with the responsiveness and flexibility of a boutique firm. For more information about Ancora, please visit https://ancora.net.

Contacts
Longacre Square Partners
Greg Marose / Bela Kirpalani, 646-386-0091
gmarose@longacresquare.com / bkirpalani@longacresquare.com